Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated February 3, 2025

Relating to Preliminary Prospectus dated January 31, 2025

Registration No. 333-283012

This free writing prospectus relates to the initial public offering (“IPO”) of ordinary shares of RedCloud Holdings plc (the “Company”) and should be read together with the preliminary prospectus dated January 31, 2025 (the “Preliminary Prospectus”) that was included in Amendment No. 3 to the Registration Statement on Form F-1 relating to this offering of common shares, which may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/2027360/000149315225004473/formf-1a.htm.

The following is a summary of certain new developments, which information is also contained in the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

On January 23, 2025, we entered into a further addendum to the Restated Consolidated Loan Agreement to add £1,500,000 loaned to the Company from Christina Byland, a holder of more than 5% of our outstanding capital shares of the Company, on January 23, 2025. The additional amounts were added to the principal amount outstanding on the Restated Consolidated Loan Agreement and has the same terms as the Restated Consolidated Loan Agreement. All other terms of the Restated Consolidated Loan Agreement remain the same.

On January 30, 2025, we entered into a Loan Capitalization Agreement with Ms. Byland, pursuant to which Ms. Byland agreed to convert £4,800,000 ($6,000,000) of the amount loaned to the Company pursuant to the Restated Consolidated Loan Agreement (£2,000,000 on October 17, 2024, £2,000,000 on December 19, 2024 and £800,000 on January 10, 2025) (the “Amount Loaned”) into ordinary shares of the Company at the consummation of the offering.

The Company does not intend to proceed with an IPO unless the Amount Loaned are converted into common stock upon completion of such offering.

Additionally, for extraordinary services to be provided to the Company related to its transition to a public company in the United States, the Company intends to issue to Prem Parameswaran, the Company’s director nominee, 100,000 ordinary shares. Of those shares, 20,000 shall be issued to Mr. Parameswaran shortly after the closing of this offering and an additional 80,000 shall be issued to Mr. Parameswaran on the six month anniversary of the closing of this offering.

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Copies of the Preliminary Prospectus may be obtained from the SEC’s website or from Roth Capital Partners, LLC at 888 San Clemente Drive, Suite 400, Newport Beach CA 92660, by phone at (800) 678-9147 and from Clear Street LLC, Attn: Syndicate Department, at 150 Greenwich Street, 45th floor, New York, NY 10007, by email at ecm@clearstreet.io.